January 23, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC 20549

Attention: Craig Arakawa, Branch Chief, Office of Beverages, Apparel, and Mining

Re:                             McEwen Mining Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Response Dated December 30, 2016
File No. 001-33190

Dear Mr. Arakawa:

We refer to your correspondence dated January 17, 2017, addressed to Andrew Elinesky, Chief Financial Officer of McEwen Mining Inc. (“McEwen Mining”, the “Company” or “we”), relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “2015 Form 10-K”). This letter contains the responses to the comments contained in your January 17, 2017 letter.

The Company’s responses are as follows:

Form 10-K for the Fiscal Year ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Performance Measures, page 61 through 66

Comment No. 1

We note that your non-GAAP presentation of earnings from mining operations, total cash costs, all-in sustaining costs, all-in costs, and average realized prices includes your proportionate economic ownership of the San Jose mine, an equity method investment, in the balances presented.  This appears to substitute an individually tailored accounting principle for the one in GAAP.  Please describe the changes you expect to make to your presentation in light of the guidance in Question 100.04 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Attention: Mr. Craig Arakawa

January 23, 2017

Response

Please be advised that we do not believe that our presentation of the non-GAAP measures earning from mining operations, total cash costs, all-in sustaining cash costs, all-in costs and average realized prices substitute an individually tailored accounting principle for the one in GAAP, nor that this presentation violates Rule 100(b) of Regulation G. We are merely trying to present certain non-GAAP measures accepted in the mining industry, taking into account the two properties that we have that are presently in production. It happens that our interest in one of those properties is a minority interest and that we account for that property using the equity method. In order to properly present the non-GAAP measures, we must “look through” the equity investment to present the measures accurately.

Based on the staff’s comment, we propose to enhance our financial statement disclosure beginning with our 2016 Form 10-K to ensure that the non-GAAP financial performance measures describing our investment in Minera Santa Cruz (“MSC”) can be reconciled to the most directly comparable GAAP financial measures. We also propose to enhance the narrative disclosure surrounding our non-GAAP measures to address the inclusion of our share of the equity investment in such measures. The additional disclosure is intended to avoid confusion of appearing to have substituted an individually tailed accounting principle for the one in GAAP.

In Note 6 to the Consolidated Financial Statements included in our 2015 Form 10-K, entitled “Investment in Minera Santa Cruz (“MSC”),” we disclose summarized MSC results (on a 100% basis), particularly net sales, production costs applicable to sales and net (loss) income. We propose to provide a more fulsome disclosure in the Note, similar to a standalone statement of operations for MSC, and which would be reconciled to net (loss) income. In addition, we plan to disclose the information in the table in the Note on a 100% basis and 49% basis. For illustrative purposes, please refer to Appendix A for our proposed revision to the Note, using results from our 2015 Form 10-K.

We also propose to expand our non-GAAP disclosure in our 2016 Form 10-K filing to include additional disclosure surrounding the incorporation and reliance on MSC results, as follows:

The non-GAAP measures Earning from Mining Operations, Total Cash Costs, All-In Sustaining Cash Costs, All-In Costs and Average Realized Prices are not, and are not intended to be, presentations in accordance with GAAP. These measures represent, respectively, our Earnings from Mining Operations, Total Cash Costs, All-In Sustaining Cash Costs, All-In Costs and Average Realized Prices related to our wholly-owned El Gallo 1 Mine and our minority interest in the San Jose mine, owned by MSC. The portions of the costs and prices related to the minority interest may be found in Note 6 to our Consolidated Financial Statements. The amounts in the tables labeled “49% attributable basis” were derived by applying to each financial statement line item the ownership percentage interest used to arrive at our share of net income or loss during the period when applying the equity method of accounting.

We do not control the interest in or operations of MSC and the presentations of assets and liabilities and revenues and expenses of MSC do not represent our legal claim to such items. The amount of cash we receive is based upon specific provisions of the joint venture agreement and varies depending on factors including the profitability of the operations.

We provide the Non-GAAP measures because we believe they assist investors and analysts in estimating our earnings, production costs applicable to sales and sales revenue, including both our wholly-owned property and our interest in the San Jose mine, when read in conjunction with our reported results under GAAP. The

Division of Corporation Finance

U.S. Securities and Exchange Commission

Attention: Mr. Craig Arakawa

January 23, 2017

presentation of these measures including the minority interest has limitations as an analytical tool. Some of these limitations include:

•                                          The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•                                          Other companies in our industry may calculate their earnings, costs and average realized prices differently than we do, limiting the usefulness as a comparative measure.

Because of these limitations, these non-GAAP measures should not be considered in isolation or as a substitute for our financial statements as reported under GAAP. We compensate for these limitations by relying primarily on our GAAP results and using the non-GAAP measures supplementally.

We believe these changes will provide additional clarity for financial statement users when reviewing our non-GAAP financial performance measures. A summary of the implications of the proposed revisions on each of our non-GAAP financial performance measures follows:

i.                                          Earnings (Loss) from Mining Operations — Our disclosure of MSC net sales and production costs applicable to sales in the “earnings (loss) from mining operations” disclosure will reconcile directly to the proposed expanded note disclosure for our investment in MSC, illustrated in Appendix A. Additionally, refer to Appendix B for illustrative purposes of the proposed prospective disclosure of “earnings (loss) from mining operations” using our 2015 Form 10-K results.

ii.                                       Adjusted Net loss, and Adjusted Net Loss per Share — Please refer to the discussion in Comment No. 3.

iii.                                    Total Cash Costs, All-in Sustaining Costs, and All-In Costs — The proposed presentation of this non-GAAP financial performance measure, using our 2015 Form 10-K results for illustrative purposes, is presented in Appendix C. The proposed “cash cost” calculation now starts with our 49% attributable portion of MSC costs applicable to sales, which is lifted directly from the proposed expanded note disclosure for our investment in MSC, illustrated in Appendix A. In addition, we propose to reconcile cost applicable to sales to our share of “cash costs” and “all-in sustaining costs.”

iv.                                   Average realized prices — The calculation of MSC’s “average realized prices” are calculated using gross sales, which will now be lifted directly from to the proposed expanded note disclosure of our investment in MSC, as illustrated in Appendix A. As a result, we do not anticipating making changes to the disclosure for “average realized prices.”

v.                                      Cash, investments and precious metals — There will be no changes to this non-GAAP financial performance measures as it is not impacted by disclosure of MSC results.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Attention: Mr. Craig Arakawa

January 23, 2017

Earnings (Loss) from Mining Operations, page 61

Comment No. 2

We have reviewed your response to comment 1.  It appears from review of your income statement, statement of cash flows and notes to your financial statements that the depreciation related to the property and equipment, like trucks, drill rigs and mining equipment, is excluded from your gross profit calculation.  Please provide us with a detailed discussion with your basis under GAAP for excluding this amount.  Please refer to the guidance in SAB Topic 11:B.

Response

The depreciation charges included in our statement of operations include depreciation pertaining to mine-related assets, along with administrative and exploration assets. The depreciation of mine-related assets was $0.3 million for both 2015 and 2014, which is not considered to be material for determination of costs applicable to sales. However, we agree that depreciation of mine-related assets should be included in our calculation of gross profit.

Beginning with our 2016 Form 10-K, our intention is to include depreciation in the gross profit calculation used in our “earnings (loss) from mining operations” presentation. For illustrative purposes, in Appendix B, we modified our 2015 10-K gross profit calculation to include depreciation in “earnings (loss) from mining operations.”

Depreciation of mine-related assets is not significant for the Company because we do not own a significant amount of mining equipment. We engage the services of a third-party mining contractor for the necessary extractive procedures, and we incur charges based on tonnes extracted.

Adjusted Net loss, and Adjusted Net Loss Per Share, page 62

Comment No. 3

It appears that your disclosure as to why your presentation of this non-GAAP financial measure is useful to investors is general in nature.  Please revise your disclosure to explain in greater detail the reasons why you believe this presentation is useful information to investors.  Please refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

Response

We provided the non-GAAP financial measure “adjusted net loss” and “adjusted net loss per share” in the 2015 Form 10-K and previous filings because at the time, we believed that this non-GAAP financial measure provided investors additional insights into our operating performance. In addition, several of our peers disclosed this non-GAAP financial measure, and, as such, we considered it a pertinent indicator to include for comparative purposes.

During the periods of 2013 and 2014, there were several large, non-cash charges recorded in our statement of operations, particularly relating to asset impairment charges and foreign exchange fluctuations on deferred tax balances. The non-GAAP financial performance measures of “adjusted net loss” and “adjusted net loss per share” were disclosed to normalize earnings, giving our financial statement users a useful measure of the underlying operating performance of our core mining business.

Division of Corporation Finance

U.S. Securities and Exchange Commission

Attention: Mr. Craig Arakawa

January 23, 2017

However, we have since reviewed the usefulness of this disclosure, and, given the absence of any significant impairment charge, arrived at the conclusion that the non-GAAP financial performance measures of “adjusted net loss” and “adjusted net loss per share” no longer provide material insights into the underlying operational performance of our core mining business to the users of our financial statements. As a result, starting with the March 31, 2016 Form 10-Q and subsequent filings, we have excluded “adjusted net loss” and “adjusted net loss per share” from our non-GAAP financial performance measures.

With the forgoing undertaking and explanation, we believe that we have responded to all the comments in the staff’s letter.  Should you have any additional questions or comments, please contact the undersigned at 647-258-0395.

Sincerely,

MCEWEN MINING INC.

/s/ Andrew Elinesky
Andrew Elinesky
Senior Vice President & Chief Financial Officer

cc:                                Robert McEwen, Chief Executive Officer — McEwen Mining Inc.
Carmen Diges, General Counsel — McEwen Mining Inc.
Richard W. Brissenden, Chair of the Audit Committee — McEwen Mining Inc.
Don Linsdell, Audit Partner — Ernst & Young LLP

Appendix A

Proposed Revisions to Note 6 of the Consolidated Financial Statements

	Year ended December 31,
	2015	2014	2013
		(in thousands)
Minera Santa Cruz S.A. (100%)
Gross Sales	$194,886	$224,446	$253,394
Concentrate refining and treatment charges	(8,791)	(11,433)	(12,671)
Net Sales	186,095	213,013	240,723
Production costs applicable to sales	(158,615)	(173,274)	(190,281)
Administrative and other expenses	(33,659)	(46,944)	(54,659)
Current and deferred taxes	344	1,905	8,555
Net (loss) income	$(5,835)	$(5,300)	$4,338

Portion attributable to McEwen Mining Inc. (49%)
Gross Sales	$95,494	$109,979	$124,163
Concentrate refining and treatment charges	(4,308)	(5,602)	(6,209)
Net Sales	91,186	104,377	117,954
Production costs applicable to sales	(77,721)	(84,904)	(93,238)
Administrative and other expenses	(16,493)	(23,003)	(26,783)
Current and deferred taxes	169	933	4,193
Net (loss) income	$(2,859)	$(2,597)	$2,126

Income (loss) from investment in MSC
Net (loss) income	$(2,859)	$(2,597)	$2,126
Amortization of fair value increments	(10,669)	(13,190)	(18,425)
Income tax recovery	15,942	10,503	17,145
Income (loss) from investment in MSC, net of amortization	$2,414	$(5,284)	$846

Appendix B

Proposed Revisions to Reconciliation of non-GAAP Measure

Earnings (Loss) From Mining Operations

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands)
El Gallo 1 Mine earnings from mining operations
Gold and silver sales	$11,411	$13,683	$72,956	$45,303
Production costs applicable to sales	(5,695)	(10,184)	(34,607)	(40,608)
Depreciation of mining related assets	(102)	(87)	(333)	(278)
Gross profit	5,614	3,412	38,016	4,417
Add: Amortization related to fair value increments on historical acquisitions included in Production Costs Applicable to Sales	322	322	1,288	1,288
El Gallo 1 Mine earnings from mining operations	5,936	3,734	39,304	5,705
San José earnings from mining operations (49% attributable basis)
Net sales	22,045	31,667	91,187	104,376
Production costs applicable to sales	(18,951)	(27,270)	(77,721)	(84,904)
San José earnings from mining operations	3,094	4,397	13,466	19,472
Consolidated earnings from mining operations	$9,030	$8,131	$52,770	$25,177

Appendix C

Proposed Revisions to non-GAAP Financial Performance Measures

Total Cash Costs, All-in Sustaining Costs, and All-In Costs

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands, except per ounce)
El Gallo 1 Mine cash costs
Production costs applicable to sales	$5,695	$10,184	$34,607	$40,608
Depreciation	(322)	(322)	(1,288)	(1,288)
Less: Pre-stripping costs for future pit access	(698)	(2,052)	(6,408)	(8,763)
On-site general and administrative expenses	195	296	805	1,174
Property holding costs	—	—	26	27
Other non cash adjustments	220	—	(135)	(340)
Total cash costs (El Gallo 1 Mine)	$5,090	$8,106	$27,607	$31,418
San José Mine cash costs (49% attributable basis)
Production costs applicable to sales	19,009	27,300	77,840	85,023
Less: Operating site reclamation accretion and amortization	(378)	(493)	(1,213)	(1,746)
Depreciation	(6,369)	(10,328)	(22,275)	(29,913)
On-site general and administrative expenses	920	948	3,454	3,927
Refining, smelting, and transportation	2,168	3,687	9,657	12,078
Commercial discounts	1,309	1,857	5,795	6,957
Community costs related to current operations	50	(12)	211	224
Total cash costs (San José Mine)	$16,709	$22,959	$73,469	$76,550
Consolidated total cash costs	$21,799	$31,065	$101,076	$107,968
Per gold equivalent ounce sold:
Total cash costs (El Gallo 1 Mine)	$496	$711	$440	$875
Total cash costs (San José Mine)	765	708	865	795
Consolidated total cash costs	679	709	685	817

Appendix C (continued)

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014
	(in thousands, except per ounce)
El Gallo 1 Mine all-in sustaining costs
Total cash costs (El Gallo 1 Mine)	$5,090	$8,106	$27,607	$31,418
Operating site reclamation accretion and amortization	(20)	200	936	802
Exploration and study costs	344	260	1,488	1,592
Mine construction and capital expenditures (sustaining)	—	—	—	320
Pre-stripping costs for future pit access	698	2,052	6,408	8,763
All-in sustaining costs (El Gallo 1 Mine)	$6,112	$10,618	$36,439	$42,895
San José Mine all-in sustaining costs (49% attributable basis)
Total cash costs (San José Mine)	16,709	22,959	73,469	76,550
Operating site reclamation accretion and amortization	378	493	1,213	1,746
Exploration and study costs	289	296	1,431	1,060
Capitalised stripping & underground mine development	2,915	5,540	13,378	15,161
Capital expenditures	885	3,918	4,899	10,041
All-in sustaining costs (San José Mine)	$21,176	$33,206	$94,390	$104,558
Corporate general and administrative expenses	3,089	2,784	11,240	10,895
Consolidated all-in sustaining costs	$30,377	$46,608	$142,069	$158,348
Per gold equivalent ounce sold:
All-in sustaining costs (El Gallo 1 Mine)	$595	$931	$581	$1,194
All-in sustaining costs (San José Mine)	970	1,024	1,111	1,086
Consolidated all-in sustaining costs	946	1,063	962	1,198